Filed by Abitibi-Consolidated Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Abitibi-Consolidated Inc.
Commission File No.: 001-14636
AbitibiBowater Creating A Global Leader In Paper And Forest Products January 29, 2007

Forward Looking Statements Any statements made regarding the proposed transaction between Abitibi-Consolidated and Bowater, the expected timetable for completing the transaction, benefits or synergies of the transaction, and other statements contained in this presentation that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words "expects," "projects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater (separately and together the "Companies"). Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated's and Bowater's plans, objectives, expectations and intentions, including Bowater's intention to continue to pay its regular quarterly dividend until the transaction closes, the markets for Abitibi-Consolidated's and Bowater's products, the future development of Abitibi-Consolidated's and Bowater's business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject, statements regarding our ability to: generate efficiencies and improve our financial profile; achieve significant synergies and the manner in which we expect to achieve them, in particular an estimated $250 million of synergies within two years, which we expect to accomplish without mill closings or significant workforce reductions; become more competitive; improve product quality and breadth; develop new products and better serve our customers; and diversifying our revenue stream; as well as other statements that are not historical facts. The presentation also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this presentation will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this presentation are expressly qualified by information contained in each company's filings with regulatory authorities. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully or that the improved financial performance, product quality and development will not be achieved; the risk that other combinations within the industry or other factors may limit our ability to increase our competitive position; the risk that the cost savings and other expected synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated's and Bowater's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the Securities and Exchange Commission (SEC) and the Canadian securities commissions and available at the SEC's internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Additional Information and Where to Find it In connection with the proposed transaction, AbitibiBowater (as the proposed new parent corporation for Abitibi-Consolidated and Bowater) will file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus of Bowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/ prospectus/ management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/ prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC's internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the joint proxy statement/ prospectus/management information circular and the filings with the SEC and the Canadian securities commissions that will be incorporated by reference in the joint proxy statement/ prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montreal, Quebec Canada H3B 5H2, Attention: Investor Relations, (514) 394-2341,or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations, (864) 271-7733. Participants in the Solicitation Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated's directors and executive officers is available in the 2005 Annual Report on Form 40-F filed with the SEC by Abitibi-Consolidated on March 31, 2006, and the management information circular with respect to Abitibi-Consolidated's 2006 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on March 31, 2006. Information regarding Bowater's directors and executive officers is available in the Annual Report on Form 10-K filed with the SEC by Bowater on March 13, 2006 and the Proxy Statement with respect to Bowater's 2006 Annual Meeting of Stockholders filed by Bowater with the SEC on April 12, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities commissions when they become available.

AbitibiBowater - Strategic Rationale Creates stronger company better able to compete in global market Better positioned to adapt to challenging newsprint market conditions Significant value creation through US$250 million of annualized cost synergies Increased cash flow, better growth platform and asset mix Increased efficiencies, better product quality, new product innovation, logistical flexibility Proven leadership team with a successful integration track record Positioned for greater success than either company could have achieved on its own

AbitibiBowater - Transaction Overview

Structure	All-stock merger of equals
Exchange Ratio	Each Abitibi-Consolidated common share exchanged for 0.06261 share of Abitibi Bowater Each Bowater common share exchanged for 0.52 share of Abitibi Bowater
Ownership	48% of Abitibi Bowater owned by former Abitibi-Consolidated shareholders 52% of Abitibi Bowater owned by former Bowater shareholders
Company Name	Abitibi Bowater Inc.
Listing, Reporting & Incorporation	NYSE and TSX U.S. GAAP / U.S. Dollars Incorporated in Delaware
Headquarters and Executive Office U.S. Regional Manufacturing/Sales Office	Montreal, Quebec Greenville, South Carolina
Board	14 members (seven from each company)
Management	Executive Chairman -- John W. Weaver President and CEO -- David J. Paterson
Expected Closing	3Q 2007
Approval Process	Abitibi-Consolidated & Bowater shareholder approvals Quebec Superior Court approval U.S. and Canadian regulatory and government approvals
Dividend	Bowater intends to continue regular dividend until transaction close New Abitibi Bowater Board to determine dividend policy

ABITIBI CONSOLIDATED

BOWATER

4

AbitibiBowater - Substantial Cost Synergies Cost synergies driven through scale and implementation of best practices Expected annual run rate: US$125 million by end of year 1 US$250 million by end of year 2 NPV of cost synergies is US$1.5 billion1 60+% of combined current equity value Production SG&A Distribution Procurement Note: 1. Reflects NPV of synergies of $1.5 billion assuming 10% discount rate and 1% perpetuity growth rate, net of US$125 million of one-time costs

DRAFT AbitibiBowater - Sources of Cost Synergies Production Improvement of asset performance and fixed costs Enhancement of production network and capital spending Reduction of changeovers and waste SG&A Lower fixed overhead costs Consolidation of functions Regionalization of mill-level SG&A Distribution Enhancement of distribution facilities and timberland-mill and mill-customer pairings Improvement of distribution performance Optimization of freight rates Procurement Consolidation of raw materials collection Negotiation of volume discounts Improvement of inventory management

AbitibiBowater - Synergies In Line With Precedents Source: Company filings and press releases Notes: 1. AbitibiBowater transaction excluded from the average 2. Calculation based on Bowater's sales 3. Calculation based on Abitibi-Consolidated's sales Estimated synergies in line with market precedents Synergies as Percentage of LTM (Last Twelve Months) Sales 0% 2% 4% 6% 8% 10% 12% 14% Canfor/Northwood Cascades/Domtar (Norampac) Jefferson Smurfit/Stone Abitibi/Donohue Wausau/Mosinee Nexfor/IP Bowater/Alliance Mead/Westvaco UPM/Repap IP/Champion Donohue/Quno Norske Skog/Haindl GP/Fort James Canfor/Slocan AbitibiBowater NSI Canada/Pacifica WY/Willamette IP/Union Camp Bowater/Avenor LP/Groupe Forex WestFraser/Weldwood (IP) AbitibiBowater Stora/Consolidated Norske Skog/Fletcher WY/MacMillan Smurfit/St.Laurent Domtar/E. B. Eddy St.Laurent/West Point Abitibi-Price/Stone- Consolidated Stora/Enso Average : 7.3% 1 7.1% 2 5.7% 3

AbitibiBowater - A Global Paper & Forest Products Leader Pro Forma AbitibiBowater 1,2 Pro Forma AbitibiBowater 1,2 (US$M) LTM 9/30/06 LTM 9/30/06 (with Synergies) Sales 7,905 7,905 EBITDA 876 1,126 EBIT 171 421 Total Assets 11,830 11,830 Net Debt 5,716 5,716 Notes: 1. Before purchase accounting impact 2. FX for LTM figures was C$/US$ of 1.143 and for 9/30 figures was C$/US$ of 1.118

AbitibiBowater - Pro Forma North American Industry Ranking Source: Company filings, FactSet Research System and Capital IQ Note: 1. Excluding private companies; all data adjusted for acquisitions and divestitures not reflected in the financial statements as of 9/30/06 2. Reflects NPV of synergies of $1.5 billion assuming 10% discount rate and 1% perpetuity growth rate, net of US$125 million of one-time costs Based on 2006 9-months results annualized LTM Sales 1 Total Enterprise Value 1 (1) (3) (US$ in billions) $5.4 $6.4 $6.8 $7.0 $7.9 $22.5 $24.6 Temple-Inland MeadWestvaco Domtar3 Smurfit-Stone AbitibiBowater Weyerhaeuser International Paper $6.5 $6.9 $7.3 $7.9 $8.3 $9.8 $22.3 $24.8 Smurfit-Stone Temple-Inland Domtar MeadWestvaco AbitibiBowater AbitibiBowater w/ Synergies2 International Paper Weyerhaeuser

AbitibiBowater - A Global Leader Uncoated Papers Coated Papers Market Pulp Newsprint East 0.27 0.06 0.1 0.57 US$8.3 billion pro forma enterprise value Pro forma revenues of US$7.9 billion and EBITDA of US$1.1 billion including fully realized annualized cost synergies 11.3 million tonnes of pulp & paper capacity 6.4 million tonnes of newsprint 3.8 million tonnes of coated & uncoated mechanical papers 1.1 million tonnes of market pulp 3.1 billion board feet of lumber 1.8 million acres of timberlands owned or leased 32 pulp & paper mills and 35 wood products facilities Approximately 20,000 employees World-class assets, better product mix, and greater efficiency will enable AbitibiBowater to better compete and meet evolving customer needs Source: 2005 Annual reports and press releases. Company reports. Note: 1. Abitibi-Consolidated financials converted in US$ at an average exchange rate of 0.8750 Uncoated Papers Wood Products Coated Papers Market Pulp Newsprint East 0.23 0.14 0.08 0.07 0.48 Pro Forma AbitibiBowater Pulp and Paper Volume ('000s of mt) Total LTM Sales1 (US$M) Total Pulp and Paper capacity: 11.3 million tonnes Total LTM Sales: US$7.9 billion1

AbitibiBowater - Broad Geographic Footprint



Mackenzie
Ponderay
Fort Frances
Thunder Bay
Fort William
Iroquois Falls
Amos
Kénogami
Dolbeau
Clermont
Alma
Laurentide
Belgo
Gatineau
Montreal
Thorold
Beaupré
Donnacona
Dalhousie
Baie-Comeau
Grand Falls
Liverpool
South Korea
Mokpo
U.K.
Bridgewater
Snowflake
Lufkin
Calhoun
Covington
Grenada
Catawba
Greenville
Augusta
Coosa Pines
Alabama River
Legend
Newsprint
Uncoated Paper
Coated Paper
Headquarters
U.S. Regional Office
Bowater
Abitibi-Consolidated

ABITIBI CONSOLIDATED

BOWATER

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AbitibiBowater - Global Leader in Publication Papers Product Breadth Newsprint Bulky Book Hi-Brite Quality: Brightness, Opacity, Paper Gloss, Print Gloss, Basis Weight, Strength... Value SNC, SCC SCB CGW #5 SCA/A+ CGW #4 CFS #3 Newspapers Insert-Mailers Catalogs / Magazines Coated Papers Uncoated Mechanical Newsprint End-uses Books Books 80 Brites Super Hi-Brite

AbitibiBowater - A Global Paper & Forest Products Leader Highly Competitive and Changing Marketplace Customers continue to have many suppliers in highly competitive environment Today there are 15 major North American suppliers of newsprint New Asian and European suppliers are entering North American market Other North American suppliers will have capacity equal to approximately 70% of North American demand Benefits To Customers Focused on world-class customer service and on-time delivery Stronger platform for improvements to product quality and new product innovation Committed supplier of newsprint and coated & uncoated mechanical paper Source: Based on 2006 PPPC capacity and demand forecasts

AbitibiBowater - A Global Paper & Forest Products Leader Creates industry leader that is strongly positioned to adapt to: Evolving customer needs Challenging forest products market Upside potential for shareholders of both companies Financially stronger business with improved cash flow, revenue and EBITDA Substantial value creation through US$250 million of annualized cost synergies Benefits to customers in competitive market Benefits for employees as part of stronger, more competitive company Better positioned for success than either company would be on its own

AbitibiBowater Creating A Global Leader In Paper And Forest Products January 29, 2007

AbitibiBowater Appendix January 29, 2007

AbitibiBowater - Total Pulp and Paper Capacity Canada United States Offshore Source: Company reports Note: Capacity is shown in thousands of tonnes and represents 100% capacity of partnerships Mill Newsprint UM CM Pulp Total Alma - 350 - - 350 Amos 207 - - - 207 Baie-Comeau 577 - - - 577 Beaupre - 223 - - 223 Belgo 116 260 - - 376 Clermont 354 - - - 354 Dalhousie 213 26 - - 239 Dolbeau - 232 - - 232 Donnacona - 160 - - 160 Fort Frances - 288 - 93 381 Fort William - 141 - - 141 Gatineau 432 44 - - 476 Grand Falls 191 10 - - 201 Iroquois Falls 240 38 - - 278 Kenogami - 207 - - 207 Laurentide - 360 - - 360 Mackenzie 186 - - - 186 Mersey 253 - - - 253 Thorold 414 - - - 414 Thunder Bay 380 85 - 330 795 3,563 2,424 - 423 6,410 Mill Newsprint UM CM Pulp Total Alabama 264 - - - 264 Augusta 426 - - - 426 Calhoun 382 381 - 171 934 Catawba - - 667 245 912 Coosa Pines 328 - - 260 588 Covington - 76 - - 76 Grenada 249 - - - 249 Lufkin 150 234 - - 384 Ponderay 249 - - - 249 Snowflake 375 - - - 375 2,423 691 667 676 4,457 Mill Newsprint UM CM Pulp Total Bridgewater 209 - - - 209 Mokpo 254 - - - 254 463 - - - 463 Newsprint UM CM Pulp Total 6,449 3,115 667 1,099 11,330

Province / State Region Mills # of facilities Ownership Capacity (Mlf) Capacity (Mbf) Quebec Abitibi Comtois, Senneterre 2 100% 247 Lac St-Jean Chibougamau, Girardville/Normandin, La Dore, Roberval, Saint-Thomas, Mistassini, St-Felicien 8 100% 863 Saint-Ludger-de-Milot (Produits Forestiers Petit-Paris)* 1 50% 45 Saguenay Laterriere, Petit-Saguenay, Saint-Fulgence (Produits Forestiers Saguenay)* 3 77% 219 Mauricie La Tuque 1 100% 99 La Tuque (Produits Forestiers La Tuque)* 1 82% 34 Cote-Nord Pointe-aux-Outardes 2 100% 230 Quebec Saint-Raymond 1 100% 46 Saint-Hilarion 1 100% 51 Lower St-Lawrence Price 1 100% 74 Outaouais Maniwaki 1 100% 117 Nova Scotia Nova Scotia Oakhill 1 100% 137 Ontario Ontario Thunder Bay, Ignace 2 100% 281 British Columbia British Columbia Mackenzie 2 100% 549 Alabama Alabama Albertville, Westover 2 100% 160 Intercompany transactions Intercompany transactions (169) Total Sawmills 29 2983 Lac-Saint-Jean Saint-Prime, La Dore 2 100% 39 Larouche, Saint-Prime (Abitibi-LP Engineering Wood Inc.)* 2 50% 73 Charlevoix Chateau-Richer, Manseau 2 100% 91 Total - Remanufacturing and Engineered Wood Facilities Total - Remanufacturing and Engineered Wood Facilities Total - Remanufacturing and Engineered Wood Facilities 6 73 130 Source: Company reports Note: Capacity is shown on a proportionate basis AbitibiBowater - Total Wood Products Capacity

AbitibiBowater - Exchangeable Shares Under the terms of the Combination Agreement, Bowater Canada Inc., the issuer of Bowater's currently outstanding exchangeable shares, will: Call meeting of holders of exchangeable shares to approve by vote requiring approval of 2/3 of exchangeable shares present at meeting (in person or by proxy): Consolidation of the then-outstanding exchangeable shares on the same basis as Bowater's common stockholders who will exchange their shares into AbitibiBowater common stock Pushing back "sunset" date of exchangeable shares from June 2008 until June 2018 If not approved by exchangeable shares, Bowater has agreed in Combination Agreement to cause early redemption of exchangeable shares immediately prior to consummation of combination transaction, forcing exchangeable shares to exchange their exchangeable shares for Bowater common shares, as permitted by terms of exchangeable share provisions, and to proceed with amendments to exchangeable share provisions as sole shareholder of Bowater Canada.